SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10 to the Amended and Restated Schedule 13D)*

YPF SOCIEDAD ANÓNIMA

(Name of Issuer)

CLASS D SHARES
(PAR VALUE PS. 10 PER SHARE)

(Title of Class of Securities)

984245100

(CUSIP Number)

Enrique Hernández
Repsol, S.A.
Méndez Álvaro, 44
28045 Madrid, Spain
(011−34) 91 314−2821

With a copy to:

Sergio J. Galvis
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984245100		13D	Page	3	of	12	Pages
1						Names of Reporting Persons Repsol, S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)						(a) ☐ (b) ☐
3						SEC Use Only
4						Source of Funds (See Instructions) Not Applicable
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)						☐
6						Citizenship or Place of Organization Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,887,516
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,887,516
	10	Shared Dispositive Power 0
11						Aggregate Amount Beneficially Owned by Each Reporting Person 1,887,516
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)						☐
13						Percent of Class Represented by Amount in Row (11) 0.5%
14						Type of Reporting Person (See Instructions) CO

Preliminary Note

Repsol, S.A. (“Repsol”) hereby amends and supplements its report on Schedule 13D, as last amended on November 9, 2012 (as heretofore amended and restated, the “Schedule 13D”), with respect to the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer”). Unless otherwise indicated, capitalized terms used in this Amendment No. 10 (the “Amendment”), but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of this Schedule 13D is amended and supplemented by the following information:

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A attached hereto.

During the last five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4(a) is hereby amended and supplemented by the following information:

Repsol entered into a transaction to sell (the “Sale”) an aggregate of 46,648,538 American Depositary Shares (“ADSs”) of the Issuer to Morgan Stanley & Co. LLC (“Morgan Stanley”) pursuant to a Purchase Agreement, dated May 6, 2014, by and among Repsol, Caveant S.A. and Morgan Stanley (the “Purchase Agreement”).  The transaction is expected to close on May 8, 2014.

As previously reported on Amendment No. 8, filed on June 11, 2012, Repsol entered into a Seller Credit Agreement, dated May 19, 2011 with Petersen Energía Inversora S.A.U. (“PEISA”), as borrower and The Bank of New York Mellon, as Collateral Agent, and a Pledge and Security Agreement, dated May 19, 2011 between PEISA, as pledgor, and The Bank of New York Mellon, as collateral agent.  PEISA subsequently defaulted on the Seller Credit Agreement, as described in Amendment No. 8.  It is expected that on May 8, 2014, Repsol will deliver an instruction letter to The Bank of New York Mellon, as Collateral Agent, pursuant to Section 4.05(a)(iii) of the Pledge and Security Agreement to transfer 1,887,362 ADSs of the Issuer to Repsol.

Repsol intends to evaluate whether to retain or dispose of its remaining ADSs and Class D Shares.

Except as set forth herein, Repsol does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

As a result of the Sale, and its acquisition from PEISA of 1,887,362 ADSs, Repsol beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 1,887,362 ADSs and 154 Class D shares, representing approximately 0.48% of the Issuer’s outstanding Class D shares.

Except as set forth herein, none of Repsol, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of the Issuer.

Item 5(b) of Schedule 13D is hereby amended and supplemented by the following information:

Repsol has sole power to vote and dispose of 1,887,362 ADSs and 154 Class D shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Except for the contracts, arrangements, understandings or relationships (legal or otherwise) described in this Schedule 13D, to the best knowledge of Repsol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Repsol and/or the persons enumerated in Schedule A, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Purchase Agreement

Under the terms of the Purchase Agreement, Repsol sold to Morgan Stanley, and Morgan Stanley purchased from Repsol, an aggregate of 46,648,538 unrestricted ADSs representing 46,648,538 Class D shares of the issuer at a price of USD $26.91 per ADS or USD $1,255,312,157.58 in the aggregate.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.35  Purchase Agreement, dated May 6, 2014, among Repsol S.A., Caveant S.A. and Morgan Stanley & Co. LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013

Repsol, S.A.

By	/s/ Enrique Hernández
	Name:	Enrique Hernández
	Title:	Corporate Director of Legal Services

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol, S.A. (“Repsol”), are set forth below. Unless otherwise indicated, the business address of each such person is Méndez Álvaro, 44, 28045 Madrid, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol. Unless otherwise indicated below, all of the persons listed below are citizens of the Kingdom of Spain.

Name and Business or Home Address	Position with Repsol, S.A. and Present Principal Occupation
Directors

Antonio Brufau Niubó
Chairman of the Board of Directors, Director and Member and Chairman of the Delegate Committee (Comisión Delegada) of Repsol, S.A.

Vice−Chairman of Gas Natural SDG, S.A. and Chairman of Foundation Repsol; Member of the European Round Table of Industrialists (ERT), member of the Board of Acción Empresarial of CEOE, the Asociación Española de Directivos, the Círculo de Empresarios, the Círculo de Economía, Patron of the Foundation CEDE (Confederación Española de Directivos y Ejecutivos), Foundation Privada Instituto Ildefons Cerdá and Chairman of Consorcio Interinstitucional GLOBALleida.

Isidro Fainé Casas
Vice−Chairman and Director, nominated for membership by CaixaBank (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol, S.A.

Chairman of “la Caixa”, Caixabank, S.A., CECA (Confederación Española de Cajas de Ahorros), Criteria Caixaholding, S.A. and Foundation “la Caixa”; Vice Chairman of Abertis Infraestructuras, S.A., Sociedad General de Aguas de Barcelona, Telefónica, S.A., the European Savings Banks Group (ESBG) and the World Savings Bank Institute; Director of Banco Portugúes de Investimento, S.A. and The Bank East of Asia Limited.

Manuel Manrique Cecilia
Vice−Chairman and Director, nominated for membership by Sacyr, S.A., Member of the Delegate Committee (Comisión Delegada) and the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Chairman of the Board of Directors of Sacyr, S.A. (formerly known as Sacyr Vallehermoso, S.A.) and member of the Board of Directors in other Sacyr Group companies such as Testa Inmuebles en Renta, S.A.

Name and Business or Home Address	Position with Repsol, S.A. and Present Principal Occupation
Josu Jon Imaz San Miguel	Chief Executive Officer and member of the Delegate Committee of Repsol, S.A. Chairman of the Spanish Association of Petroleum Products Operators (AOP).
Artur Carulla Font
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol, S.A. He has been appointed Lead Independent Director of the Board of Directors of Repsol in accordance with the provisions of the ByLaws and of the Regulations of the Board of Directors.

Chairman of Agrolimen and its affiliated companies Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L. and Roger Goulart, S.A.; Member of the Regional Board of Telefónica in Catalonia; Member of the Advisory Boards of EXEA Empresarial, S.L. and Roca Junyent; Vice−Chairman of Círculo de Economía and Foundation ESADE; Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Foundation Lluis Carulla, Management Board of Instituto de la Empresa Familiar, Foundation MACBA (Museo de Arte Contemporáneo de Barcelona) and of FUOC (Fundació per a la Universitat Oberta de Catalunya).

Member of Foundation MACBA (Museo de Arte Contemporaneo de Barcelona) and Member of FUOC (Fundació per a la Universitat Oberta de Catalunya).

Luís Carlos Croissier Batista
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Director of Adolfo Domínguez, S.A., Testa Inmuebles en Renta, S.A., and Sole Director of Eurofocus Consultores, S.L.

Rene Dahan
Director, nominated for membership by Temasek and Member of the Delegate Committee (Comisión Delegada) of Repsol, S.A.

Member of the International Advisory Board of the Instituto de Empresa in Madrid and President of the Dahan Family Foundation.

Rene Dahan is a citizen of: The Netherlands

Name and Business or Home Address	Position with Repsol, S.A. and Present Principal Occupation
Ángel Durández Adeva
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Chairman of the Audit and Control Committee of Repsol, S.A.

Director of Mediaset España, S.A., Quantica Producciones, S.L. and Ideas4all, S.L.; Member of the Advisory Board of FRIDE (Foundation for the International Relations and the Foreign Development); Chairman of Arcadia Capital, S.L. and Información y Control de Publicaciones, S.A.; Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Strategy, Investment and Corporate Social Responsibility Committee  and of the Audit and Control Committee of Repsol, S.A.

Vice−Chairman of Banco Sabadell, S.A. and Calcinor, S.L., Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), S.A., Grupo Empresarial Ence, S.A. and Celistics, L.L.C.; Delegate of the Board of Telefónica in the Basque region; Member of the Advisory Board of Telefónica Spain; Member of Foundation Novia Salcedo, Foundation Altuna and Círculo de Empresarios Vascos.

Mario Fernández Pelaz
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and member of the Nomination and Compensation Committee of Repsol, S.A.

Executive Chairman of Kutxabank, S.A., Chairman of its Risk Delegate Committee and of its Executive Committee and Vice−Chairman of CECA (Confederación Española de Cajas de Ahorros) and Consul of the Bilbao Consulate and Illustrious of Bilbao.

María Isabel Gabarró Miquel
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Nomination and Compensation Committee and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Registered on the Bar of Notaries of Barcelona; Member of the Sociedad Económica Barcelonesa de Amigos del País.

Name and Business or Home Address	Position with Repsol, S.A. and Present Principal Occupation
Jose Manuel Loureda Mantiñán
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Director of Sacyr, S.A. (as representative of Prilou, S.L.), Chairman of Valoriza Gestión, S.A.U. and Director of Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Somague S.G.P.S., S.A. and Hoteles Bisnet.

Juan María Nin Génova
Director, nominated for membership by Criteria CaixaBank (“la Caixa” Group) and member of the Nomination and Compensation Committee and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

President and CEO of “la Caixa”; Vice−Chairman of Foundation “la Caixa”, Deputy Chairman and CEO of CaixaBank, S.A. and Vice−Chairman of Criteria CaixaHolding, S.A.; Director of VidaCaixa Grupo, S.A., Gas Natural SDG, S.A., Banco BPI, S.A., Erste Group Bank, A.G. and Grupo Financiero Inbursa, S.A.B. de C.V.; Member of the Board of Directors of Deusto University and Deusto Business School; Member of Foundation ESADE Business School, Foundation US−Spain Council and Aspen Institute Spain Foundation.

PEMEX Internacional España, S.A.
Arturo Francisco Henríquez Autrey serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such capacity must appoint a natural person to represent it at the meetings of the Board of Directors.

Director, Member of the Delegate Committee (Comisión Delegada) and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Arturo Francisco Henríquez Autrey is a citizen of: Mexico.

Henri Philippe Reichstul
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol, S.A.

Member of the Strategic Board of ABDIB, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Advisory Board of AES Brasil, Member of the Supervisory Board of Peugeot Citroen, S.A., Chairman of the Supervisory Board of Fives Group, Member of International Board of UTC, Member of the Board of Directors of Gafisa, Member of the Board of Directors of Foster Wheeler, Member of the Board of Directors of Semco Partners and Vice−Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Henri Philippe Reichstul is a citizen of: Brazil

Name and Business or Home Address	Position with Repsol, S.A. and Present Principal Occupation
Luis Suárez de Lezo Mantilla
Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol, S.A.

Director of Gas Natural SDG, S.A. , Vice−Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

Executive Officers (Who Are Not Directors)

Nemesio Fernández-Cuesta Luca de Tena	Executive Directors Commercial, Chemicals and Gas&Power
Miguel Martínez San Martín	Executive Directors Commercial, Chemicals and Gas&Power
Pedro Fernández Frial	Executive Director of Strategy , Control and Resources
Luis Cabra Dueñas	Executive Director Exploration & Production
Cristina Sanz Mendiola	Executive Director People and Organization
Begoña Elices García	Executive Director Communication and Chairman’s Office